SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

PREVIEW OF OPERATIONAL RESULTS 2Q15

Consolidated launches totaled R$482.0 million,
with gross sales reaching R$701.5 million in 2Q15.

Net sales were R$532.1 million in the quarter.

FOR IMMEDIATE RELEASE - São Paulo, July 14, 2015 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading diversified homebuilders, today announced preliminary and  unaudited operational results for the second quarter ended June 30, 2015.

Consolidated Launches

Second-quarter launches totaled R$482.0 million, a 16.5% increase compared to 2Q14 and a 53.7% increase compared to the first quarter of 2015. Launch volumes in the 6M15 reached R$795.5 million.

During 2Q15, 8 projects/phases were launched in the states of São Paulo, Rio de Janeiro, Rio Grande do Sul, Bahia and Pernambuco. The Gafisa segment accounted for 52.4% of the quarter’s launches, while the Tenda segment for the remaining 47.6%.

Table 1. Gafisa Group Launches (R$ thousand)

Launches	2Q15	1Q15	Q/Q(%)	2Q14	Y/Y(%)	6M15	6M14	Y/Y(%)
Gafisa Segment	252,585	75,227	235.8%	314,733	19.7%	327,812	668,667	-51.0%
Tenda Segment	229,366	238,354	-3.8%	99,011	131.7%	467,720	280,456	66.8%
Total	481,951	313,581	53.7%	413,744	16.5%	795,532	949,123	-16.2%

Consolidated Pre-Sales

Net consolidated pre-sales totaled R$532.1 million during 2Q15, an increase of 22.9% y-o-y and an increase of 25.7% compared to 1Q15. Sales from launches represented 32.8% of total sales, while sales from inventory comprised the remaining 67.2%.

The Company reached R$955.5 million in net pre-sales in the first half of the year, an increase of 42.1% y-o-y. In the first six months of 2015, sales from launches accounted for 24.5% of total sales.

Table 2. Gafisa Group Pre-Sales (R$ thousand)

Pre-Sales	2Q15	1Q15	Q/Q(%)	2Q14	Y/Y(%)	6M15	6M14	Y/Y(%)
Gafisa Segment	242,185	179,807	34.7%	251,290	3.6%	421,992	438,845	-3.8%
Tenda Segment	289,946	243,537	19.1%	181,728	59.6%	533,483	233,495	128.5%
Total	532,131	423,344	25.7%	433,018	22.9%	955,475	672,341	42.1%

Consolidates Sales over Supply (SoS)

Consolidated sales over supply reached 15.9% in 2Q15, up from 12.6% in 2Q14 and 12.8% in 1Q15. The consolidated speed of sales for 2Q15 launches reached 21.3%.

Table 3. Gafisa Group Sales over Supply (SoS)

SoS	2Q15	1Q15	Q/Q	2Q14	Y/Y	6M15	6M14	Y/Y
Gafisa Segment	10.5%	8.0%	250 bps	9.8%	70 bps	16.9%	15.9%	100 bps
Tenda Segment	28.2%	23.3%	490 bps	20.8%	740 bps	41.9%	25.2%	1670 bps
Total	15.9%	12.8%	310 bps	12.6%	330 bps	25.4%	18.2%	720 bps

Delivered Projects

During the second quarter, the Company delivered 10 projects/phases accounting for 2,738 units and totaling R$954.5 million (1,498 units from the Gafisa segment and 1,240 units from the Tenda segment). The delivery date is based on the date of the “Delivery Meeting” that takes place with customers, rather than physical completion, which occurs prior to the Delivery Meeting.

Over the last six months, 25 projects/phases accounting for 6,272 units were delivered, representing a total of R$1.7 billion.

Inventory (Properties for Sale)

In the second quarter of 2015, the market value of consolidated inventory decreased by R$60.7 million to R$2.8 billion. Of total second quarter sales, 67.2% came from inventory, comprising R$175.2 million from Gafisa and R$182.5 million from Tenda.

The market value of Gafisa inventory, which represents 73.8% of total inventory, was R$2.1 billion at the end of 2Q15, which is comparable to 1Q15. Tenda’s inventory was valued at R$738.4 million at the end of 2Q15, compared to R$803.5 million at the end of 1Q15.

Table 4. Inventory at Market Value 2Q15 x 1Q15 (R$)

	1Q15	Launches	Dissolutions	Gross Sales	Adjustments	2Q15	Q/Q (%)
Gafisa Segment	2,070,637	252,585	115,647	(357,832)	(6,001)	2,075,036	0.2%
Tenda Segment	803,495	229,366	53,763	(343,709)	(4,557)	738,358	-8.1%
Total	2,874,132	481,951	169,410	(701,541)	(10,558)	2,813,394	-2.1%

GAFISA SEGMENT

Focus on residential projects in the Middle, Medium-High and High income segments, with unit sales price exceeding R$250,000.

Gafisa Launches

Second quarter launches totaled R$ 252.6 million consisted of two projects/ phases in the city of São Paulo. The sales speed of these launches reached 24.4%. Gafisa segment launch volumes in the 6M15 reached R$327.8 million, representing 41.2% of consolidated launches.

Gafisa Pre-Sales

Second Quarter gross pre-sales in the Gafisa segment totaled R$357.8 million. 2Q15 dissolutions were R$115.6 million and net pre-sales totaled R$242.2 million, an increase of 34.7% compared to 1Q15 and consistent with the previous year. In the 6M15, the volume of dissolutions was R$240.5 million and net pre-sales ended the period at R$422.0 million. The Gafisa segment’s sales over supply (SoS) of 10.5% in the 2Q15 represented an increase on both q-o-q and
y-o-y comparisons.

The Company continues to concentrate its efforts on the sale of existing units. As a result, 32.1% of net sales during the period related to projects launched before 4Q12, allowing for a reduction in the average age of Gafisa segment inventory.

Out of the 486 Gafisa segment units cancelled and returned to inventory during the quarter, 52.1% were resold in the same period.

Gafisa Delivered Projects

The strong volume of deliveries in the second quarter was an overall highlight for the Company. Gafisa delivered 5 projects/phases in 2Q15, representing 1,498 units and R$777.3 million in PSV. During 6M15, 14 projects/phases were delivered, representing 3,345 units and R$1.3 billion in PSV.

     TENDA SEGMENT

Focus on residential projects in the economic segment, targeted within the range II of the Minha Casa Minha Vida (MCMV) program.

Tenda Launches

Second-quarter launches totaled R$229.4 million, which included 6 projects/phases in the states of São Paulo, Rio de Janeiro, Rio Grande do Sul, Bahia and Pernambuco. The Tenda segment accounted for 47.6% of 2Q15 consolidated launches.

Tenda Pre-Sales

During 2Q15, gross sales reached R$343.7 million, and dissolutions were R$53.8 million, totaling R$289.9 million of net pre-sales. This represented an increase of 19.1% compared to the 1Q15, and an increase of 59.6% y-o-y. In the 6M15, the volume of dissolutions was R$110.1 million with net pre-sales totaling R$533.5 million.

Sales from units launched during 2Q15 represented 14.2% of total sales. In addition, sales velocity (sales over supply) was 28.2% during 2Q15.

Table 5. SoS Gross Sales (Ex-Dissolutions)

SoS	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15
New Model	29.8%	32.2%	20.3%	22.0%	32.7%	37.4%
Legacy	30.9%	35.8%	28.3%	17.5%	20.1%	24.3%
Total	30.5%	34.3%	24.4%	20.2%	28.6%	33.4%

Table 6. SoS Net Sales

SoS	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15
New Model	18.8%	25.3%	11.8%	18.8%	30.9%	35.2%
Legacy	-1.6%	17.7%	-2.0%	5.0%	7.0%	12.0%
Total	6.4%	20.8%	4.8%	13.3%	23.3%	28.2%

Tenda remains focused on the completion and delivery of legacy projects, and is dissolving contracts with ineligible clients, in order to sell the units to qualified customers. Dissolutions decreased by 4.6% compared to 1Q15 and significantly decreased by 54.3% compared to 2Q14.

As expected, the change in the sales process, which was undertaken in August 2014, resulted in a lower volume of dissolutions in the Tenda segment. The majority of current cancellations, namely 71%, relate to legacy projects.

Of the 740 Tenda units cancelled in 6M15, 49.6% were resold to qualified customers during the same period. Taking into consideration the dissolution of units that were part of Tenda’s New Model in the first half of the year, 78.2% were also resold during the last six months.

Table 7. Cancelled PSV Tenda Segment (R$ thousand and % over Gross Sales per Model)

	1Q14	% GS	2Q14	% GS	3Q14	% GS	4Q14	% GS	1Q15	% GS	2Q15	%GS
New Model	34,715	36.8%	24,977	21.5%	31,640	42.1%	18,003	14.3%	12.594	4.2%	15,648	4.5%
Legacy	158,450	105.2%	92,637	50.6%	114,697	107.1%	48,281	71.7%	43.737	14.6%	38,115	11.1%
Total	193,164	78.9%	117,614	39.3%	146,337	80.3%	66,285	34.4%	56.332	18.8%	53,763	15.6%

Tenda Delivered Projects

In 2Q15, Tenda delivered 5 projects/phases and 1,240 units, accounting for R$177.2 million in PSV. Of this amount, 980 units totaling R$137.2 million in PSV related to Tenda’s New Model. In the 6M15, 11 projects/phases were delivered, representing 2,927 units and R$393.5 million in PSV, with the New Model representing 1,719 units and R$239.5 million in PSV.

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established more than 60 years ago, we have completed and sold more than 1,100 developments and built more than 12 million square meters of housing, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry-level housing segment, Gafisa and a stake in Alphaville, which offer a variety of residential options to the mid- to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

IR Contacts

Danilo Cabrera
Mariana Suarez
Telephone: +55 11 3025-9242 / 9978
Email: ri@gafisa.com.br
IR Website:
www.gafisa.com.br/ir

Press Contacts

Máquina da Notícia  - Comunicação Integrada
Giovanna Bambicini
Telephone: +55 11 3147-7414
Fax: +55 11 3147-7900
E-mail: gafisa@grupomaquina.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 14, 2015

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer